UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)*

                           MCLEODUSA INCORPORATED
---------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
---------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS,             FORSTMANN LITTLE & CO. SUBORDINATED DEBT
     SHRIVER & JACOBSON                 & EQUITY MANAGEMENT BUYOUT
ONE NEW YORK PLAZA                         PARTNERSHIP-VI, L.P.
NEW YORK, NY 10004                FORSTMANN LITTLE & CO. SUBORDINATED DEBT
ATTN: STEPHEN FRAIDIN, ESQ.             & EQUITY MANAGEMENT BUYOUT
(212) 859-8000                             PARTNERSHIP-VII, L.P.
                                  FORSTMANN LITTLE & CO. EQUITY
                                        PARTNERSHIP-V, L.P.
                                  FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                        & EQUITY MANAGEMENT BUYOUT
                                        PARTNERSHIP-VIII, L.P.
                                  FORSTMANN LITTLE & CO. EQUITY
                                        PARTNERSHIP-VII, L.P.
                                  THEODORE J. FORSTMANN
                                  THOMAS H. LISTER
                                        C/O FORSTMANN LITTLE & CO.
                                        767 FIFTH AVENUE
                                        NEW YORK, NY  10153
                                        ATTN:  MR. WINSTON W. HUTCHINS
                                        (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               APRIL 16, 2002
    -------------------------------------------------------------------

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 2 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
    MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           19,861,662*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         24,383,737**

                10  SHARED DISPOSITIVE POWER

                    0

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 3 of 34
--------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,383,737**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.0%

14  TYPE OF REPORTING PERSON*

    PN


* Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI") holds 24,383,737 shares of McLeodUSA's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. ("MBO-VII") holds 53,819,398 shares of Class B Common Stock, and Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") holds 35,546,879 shares of McLeodUSA's Class C Common Stock, par value $0.01 per share (the "Class C Common Stock"), which constitute all of the shares of Class B Common Stock and Class C Common Stock outstanding. The Class B Common Stock and the Class C Common Stock, in the aggregate, are convertible into 113,750,014 shares of McLeodUSA's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). However, the number of shares of Class A Common Stock into which the Class B Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote ** below). Pursuant to McLeodUSA's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), until conversion, the holders of shares of Class B Common Stock are entitled to cast that number of votes that is equal to 56% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in line 7 is the voting power represented by the Class B Common Stock held by MBO-VI assuming no conversion into Class A Common Stock.

** This number is the number of shares of Class B Common Stock issued by McLeodUSA to MBO-VI. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class B Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 4 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           43,838,346*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         53,819,398**


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 5 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,819,398**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9%

14  TYPE OF REPORTING PERSON*

    PN

* Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI") holds 24,383,737 shares of McLeodUSA's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. ("MBO-VII") holds 53,819,398 shares of Class B Common Stock, and Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") holds 35,546,879 shares of McLeodUSA's Class C Common Stock, par value $0.01 per share (the "Class C Common Stock"), which constitute all of the shares of Class B Common Stock and Class C Common Stock outstanding. The Class B Common Stock and the Class C Common Stock, in the aggregate, are convertible into 113,750,014 shares of McLeodUSA's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). However, the number of shares of Class A Common Stock into which the Class B Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote ** below). Pursuant to McLeodUSA's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), until conversion, the holders of shares of Class B Common Stock are entitled to cast that number of votes that is equal to 56% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in line 7 is the voting power represented by the Class B Common Stock held by MBO-VII assuming no conversion into Class A Common Stock.

** This number is the number of shares of Class B Common Stock issued by McLeodUSA to MBO-VII. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class B Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 6 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           50,050,006*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         35,546,879**

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 7 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        35,546,879**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9%

14  TYPE OF REPORTING PERSON*

    PN

* Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI") holds 24,383,737 shares of McLeodUSA's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. ("MBO-VII") holds 53,819,398 shares of Class B Common Stock, and Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") holds 35,546,879 shares of McLeodUSA's Class C Common Stock, par value $0.01 per share (the "Class C Common Stock), which constitute all of the shares of Class B Common Stock and Class C Common Stock outstanding. The Class B Common Stock and the Class C Common Stock, in the aggregate, are convertible into 113,750,014 shares of McLeodUSA's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). However, the number of shares of Class A Common Stock into which the Class C Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote ** below). Pursuant to McLeodUSA's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), until conversion, the holders of shares of Class C Common Stock are entitled to cast that number of votes that is equal to 44% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in line 7 is the voting power represented by the Class C Common Stock held by Equity-V assuming no conversion into Class A Common Stock.

** This number is the number of shares of Class C Common Stock issued by McLeodUSA to Equity-V. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class C Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 8 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
    MANAGEMENT BUYOUT PARTNERSHIP-VIII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           36,070,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         36,070,071

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 9 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        36,070,071

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.1%

14  TYPE OF REPORTING PERSON*

    PN

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 10 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           60,116,784

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         60,116,784

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 11 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        60,116,784

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.1%

14  TYPE OF REPORTING PERSON*

    PN

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 12 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           181,250

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         181,250

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 13 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        181,250

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    IN

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 14 of 34
--------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THOMAS H. LISTER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           125,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         125,000

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
--------------------
CUSIP NO. 582266102                                       Page 15 of 34
--------------------

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        125,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    IN

This Amendment No. 4, filed on behalf of Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V" and, together with MBO-VI and MBO-VII, the "FL Partnerships"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Theodore J. Forstmann ("Mr. Forstmann") and Thomas H. Lister ("Mr. Lister" and, together with the FL Partnerships, MBO-VIII, Equity-VII and Mr. Forstmann, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (as amended by Amendment No. 1 filed on October 2, 2001, Amendment No. 2 filed on December 7, 2001 and Amendment No. 3 filed on February 4, 2002, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"). The Reporting Persons have entered into a Joint Filing Agreement, dated April 22, 2002, a copy of which is filed as Exhibit 27 hereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  Identity and Background
         -----------------------

Item 2 is hereby amended to add the following:

ITEM 2.  (a), (b), (c)
         -------------

     MBO-VIII and Equity-VII (together, the "2001 FL Partnerships") are Delaware limited partnerships which are private investment firms. Information with respect to the identity, address and background of the general partners of each of the 2001 FL Partnerships is set forth on
Schedule I attached hereto. The address of the principal business and principal office of each of the 2001 FL Partnerships is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

     Mr. Lister's present principal occupation is acting as a general partner of FLC XXXI, a New York limited partnership doing business as Forstmann Little & Co. The principal business address of Mr. Lister is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  (d), (e), (f)
         -------------

     During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Schedule I, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the 2001 FL Partnerships is a Delaware limited partnership. Mr. Lister is a citizen of the United States of America.

     Each of the 2001 FL Partnerships has the sole power to direct the vote and disposition of all of the shares of Class A Common Stock beneficially owned by it. Each of Mr. Forstmann and Mr. Lister has the sole power to direct the vote and disposition of all of the shares of Class A Common Stock beneficially owned by him. The general partner of MBO-VIII is FLC XXXIII. FLC XXXIII is also the general partner of MBO-VII. The general partner of Equity-VII is FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"). The general partners of FLC XXXII, including Mr. Forstmann and Mr. Lister, are also the general partners of FLC XXXIII as well as of the general partner of MBO-VI. Certain of the general partners of FLC XXXII and FLC XXXIII, including Mr. Forstmann and Mr. Lister, are also the general partners of the general partner of Equity-V. Accordingly, the FL Partnerships, the 2001 FL Partnerships, Mr. Forstmann and Mr. Lister are jointly making this filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists, and the existence of any such group is hereby expressly disclaimed. The FL Partnerships, the 2001 FL Partnerships and Mr. Lister have no beneficial interest in any shares of Class A Common Stock owned beneficially by Mr. Forstmann and, accordingly, each of the FL Partnerships, the 2001 FL Partnerships and Mr. Lister hereby expressly disclaims beneficial ownership in any such shares of Class A Common Stock. The FL Partnerships, the 2001 FL Partnerships and Mr. Forstmann have no beneficial interest in any shares of Class A Common Stock owned beneficially by Mr. Lister and, accordingly, each of the FL Partnerships, the 2001 FL Partnerships and Mr. Forstmann hereby expressly disclaims beneficial ownership in any such shares of Class A Common Stock.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

     As more fully described in Item 4 below, on April 16, 2002, the Restructuring was consummated. The Series D Preferred held by MBO-VI and MBO-VII was converted into an aggregate of 78,203,135 shares of Class B Common Stock, par value $0.01 per share, of McLeodUSA (the "Class B Common stock"), and the Series E Preferred held by Equity-V was converted into 35,546,879 shares of Class C Common Stock, par value $0.01 per share, of McLeodUSA (the "Class C Common Stock"). The 2001 FL Partnerships purchased from McLeodUSA, for an aggregate purchase price of $175 million, (i) 74,027,764 shares of Class A Common Stock, (ii) 10 shares of Series B Preferred and (iii) Warrants, with an aggregate exercise price of $30 million, to purchase 22,159,091 shares of Class A Common Stock. The 2001 FL Partnerships obtained the funds used to purchase the shares of Class A Common Stock, shares of Series B Preferred and Warrants from capital contributions made by the partners of each of the 2001 FL Partnerships.

     Pursuant to the Management Incentive Plan adopted by the Board of Directors of McLeodUSA in connection with the consummation of the Restructuring, (i) McLeodUSA granted to Mr. Forstmann options to purchase shares of Class A Common Stock in consideration for his services as a director of McLeodUSA and as the chairman of the Executive Committee of the Board of Directors of McLeodUSA and (ii) McLeodUSA granted to Mr. Lister options to purchase shares of Class A Common Stock in consideration for his services as a director of McLeodUSA. As of the date hereof, 181,250 of Mr. Forstmann's options have vested and become presently exercisable and 125,000 of Mr. Lister's options have vested and become presently exercisable. All of the options previously granted by McLeodUSA to Mr. Forstmann and Mr. Lister, whether or not vested, were cancelled in the Restructuring.


ITEM 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended to delete the last paragraph thereof and replace it with the following:

     On April 16, 2002, the Restructuring was consummated and, among other things:

     (i) the shares of Series D Preferred held by MBO-VI were converted into 24,383,737 shares of Class B Common Stock, the shares of Series D Preferred held by MBO-VII were converted into 53,819,398 shares of Class B Common Stock and the shares of Series E Preferred held by Equity-V were converted into 35,546,879 shares of Class C Common Stock;

     (ii) all of the options previously granted by McLeodUSA, including those previously granted to Mr. Forstmann and Mr. Lister, were cancelled; and

     (iii) the 2001 FL Partnerships purchased from McLeodUSA, for an aggregate purchase price of $175 million, (i) 74,027,764 shares of Class A Common Stock, (ii) 10 shares of Series B Preferred and
          (iii) Warrants, with an aggregate exercise price of $30 million, to purchase 22,159,091 shares of Class A Common Stock.

     A copy of McLeodUSA's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which, among other things, sets forth the rights and restrictions pertaining to the Class B Common Stock and Class C Common Stock, is filed as Exhibit 21 hereto and is incorporated herein by reference.

     A copy of the Certificate of Designation of the Power, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Series B Certificate of Designation") is filed as Exhibit 22 hereto and is incorporated herein by reference. The Series B Certificate of Designation supersedes the Form of Series B Certificate of Designation previously filed as Exhibit 19 hereto.

     A copy of the Warrant Agreement, dated as of April 12, 2002, between McLeodUSA and Wells Fargo Bank Minnesota, N.A., as the Warrant agent, is filed as Exhibit 23 hereto and is incorporated herein by reference. The Warrant Agreement and Form of Warrant attached thereto supersede the Form of Common Stock Purchase Warrant previously filed as Exhibit 20 hereto.

     Mr. Forstmann and Mr. Lister were designated by the 2001 FL
Partnerships to the Board of Directors of McLeodUSA and T. Geoffrey McKay was designated by each of the FL Partnerships as its Representative. Mr. Forstmann was designated to serve as the chairman of the Executive Committee of the Board of Directors of McLeodUSA.

     In connection with the consummation of the Restructuring, McLeodUSA, the 2001 FL Partnerships and the FL Partnerships entered into an amendment to the Amended and Restated Purchase Agreement, dated as of April 16, 2002 (the "Amendment"), by which they agreed, among other things, that (i) in the event that the 2001 FL Partnerships beneficially own less than 10% of the shares of Class A Common Stock beneficially owned by them immediately following the closing of the Restructuring (calculated as set forth in the Series B Certificate of Designation) but beneficially own at least one share of Class A Common Stock, then the 2001 FL Partnerships will be entitled to designate two non-voting observers to the Board of Directors of McLeodUSA (the "Board Observers"), and (ii) in the event that the 2001 FL Partnerships become entitled to designate any Board Observer, whether pursuant to the Series B Certificate of Designation or pursuant to the Amended and Restated Purchase Agreement, as amended, such Board Observer will be entitled to the same rights, which are described above in this Item 4 and set forth in the Amended and Restated Purchase Agreement, as amended, to which the Representatives designated by the FL Partnerships are entitled pursuant to the Amended and Restated Purchase Agreement, as amended.

     The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by the complete text of the Amendment, which is incorporated herein by reference. A copy of the Amendment is filed as Exhibit 24 hereto.

     As contemplated by the Amended and Restated Purchase Agreement, as amended, in connection with the consummation of the Restructuring, McLeodUSA and the FL Partnerships executed and delivered a termination agreement, dated as of April 16, 2002 (the "Termination Agreement"), in which the parties agreed, among other things, that (i) the Exchange Agreement is terminated in its entirety and is of no further force and effect except with respect to the reimbursement by McLeodUSA of any unreimbursed expenses of the director designees of the FL Partnerships as provided in the Exchange Agreement and (ii) the 2001 Registration Rights Agreement, which had been entered into by the FL Partnerships and McLeodUSA in connection with the receipt by the FL Partnerships of shares of Series D Preferred and Series E Preferred, remains in effect and is amended to cover the shares of Class B Common Stock and Class C Common Stock into which the shares of Series D Preferred and Series E Preferred, respectively, were converted pursuant to the terms of the Restructuring.

     The foregoing description of the Termination Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Termination Agreement, which is incorporated herein by reference. A copy of the Termination Agreement is filed as Exhibit 25 hereto.

     As contemplated by the Amended and Restated Purchase Agreement, as amended, in connection with the consummation of the Restructuring, McLeodUSA and the 2001 FL Partnerships entered into a registration rights agreement, dated as of April 16, 2002 (the "2002 Registration Rights Agreement"), pursuant to which McLeodUSA granted to the 2001 FL Partnerships three demand rights to require McLeodUSA to register under the Securities Act of 1933, as amended, all or part of the Registrable Securities (as defined below) held by the 2001 FL Partnerships. McLeodUSA has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances. In addition, if McLeodUSA proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation), the 2001 FL Partnerships may require McLeodUSA to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by McLeodUSA.

     "Registrable Securities," with respect to the 2002 Registration Rights Agreement, means (i) any shares of Common Stock (as defined in the 2002 Registration Rights Agreement) owned by the 2001 FL Partnerships, (ii) any shares of Common Stock issued or issuable upon the conversion, exercise or exchange of the Warrants or any other Common Stock equivalents at any time held by the 2001 FL Partnerships, and (iii) any shares of Common Stock issued with respect to the Common Stock referred to in clauses (i) or (ii) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

     The foregoing description of the 2002 Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the 2002 Registration Rights Agreement, which is incorporated herein by reference. A copy of the 2002 Registration Rights Agreement is filed as Exhibit 26 hereto.

     Depending on various factors, including, without limitation, the Reporting Persons' financial position and investment strategy, the price levels of the McLeodUSA common stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in McLeodUSA as it deems appropriate, including, without limitation, purchasing additional shares of McLeodUSA common stock or selling some or all of its McLeodUSA common stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4, in each case consistent with their obligations under their agreements with McLeodUSA.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 is hereby amended in its entirety as follows:

      The following information is as of April 16, 2002:

     (i)  MBO-VI:

     (a)  Amount Beneficially Owned:

     MBO-VI directly owns 24,383,737 shares of Class B Common Stock. FLC XXIX is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Gordon Holmes (a citizen of the Republic of Ireland with his principal place of business being at the address set forth in response to Item 2(b) of this statement), are the general partners of FLC XXIX.

     The shares of Class B Common Stock owned by MBO-VI represent approximately 13.0% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement with respect to the Amended Plan of Reorganization of McLeodUSA, filed on February 28, 2002 with the United States Bankruptcy Court for the District of Delaware (the "Disclosure Statement"), and confirmed by the Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. Sections 1129(a) and (b) and Fed. R. Bankr. P. 3020 Confirming Plan of Reorganization of McLeodUSA, filed on April 5, 2002 by the United States Bankruptcy Court for the District of Delaware (the "Confirmation Order").

     (b) The number of shares of Class B Common Stock as to which MBO-VI has:

          (i)  sole power to vote or to direct the vote - 19,861,662[FN1].

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 24,383,737[FN2].

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (ii) MBO-VII:

---------
[FN] 1 The number of shares of Class A Common Stock into which the Class B Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote 2 below). Pursuant to the Certificate of Incorporation, until conversion, the holders of shares of Class B Common Stock are entitled to cast that number of votes that is equal to 56% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in this Item 5-(i)(b)(i) is the voting power represented by the Class B Common Stock held by MBO-VI assuming no conversion into Class A Common Stock.

[FN] 2 This number is the number of shares of Class B Common Stock issued by McLeodUSA to MBO-VI. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class B Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

     (a)  Amount Beneficially Owned:

     MBO-VII directly owns 53,819,398 shares of Class B Common Stock. FLC XXXIII is the general partner of MBO-VII. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) and Gordon Holmes (a citizen of the Republic of Ireland with his principal place of business being at the address set forth in response to Item 2(b) of this statement), are the general partners of FLC XXXIII.

     The shares of Class B Common Stock owned by MBO-VII represent approximately 24.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) The number of shares of Class B Common Stock as to which MBO-VII has:

          (i)  sole power to vote or to direct the vote - 43,838,346[FN3].

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 53,819,398[FN4].

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iii) Equity-V:


---------
[FN] 3 The number of shares of Class A Common Stock into which the Class B Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote 4 below). Pursuant to the Certificate of Incorporation, until conversion, the holders of shares of Class B Common Stock are entitled to cast that number of votes that is equal to 56% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in this Item 5-(ii)(b)(i) is the voting power represented by the Class B Common Stock held by MBO-VII assuming no conversion into Class A Common Stock.

[FN] 4 This number is the number of shares of Class B Common Stock issued by McLeodUSA to MBO-VII. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class B Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

     (a) Amount Beneficially Owned:

     Equity-V directly owns 35,546,879 shares of Class C Common Stock. FLC XXX is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXX.

     The shares of Class C Common Stock owned by Equity-V represent approximately 17.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) The number of shares of Class C Common Stock as to which Equity-V has:

          (i)  sole power to vote or to direct the vote - 50,050,006[FN5].

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 35,546,879[FN6].

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iv) MBO-VIII:

---------

[FN]5 The number of shares of Class A Common Stock into which the Class C Common Stock is convertible, and therefore, the voting power represented thereby on an as converted basis, is not calculable at the present time (see footnote 6 below). Pursuant to the Certificate of Incorporation, until conversion, the holders of shares of Class C Common Stock are entitled to cast that number of votes that is equal to 44% of the aggregate number of votes which could be cast by the holders of the Class B Common Stock and Class C Common Stock, taken together, if such shares had been converted into Class A Common Stock immediately prior to the date established as the record date with respect to such vote. The number contained in this Item 5-(iii)(b)(i) is the voting power represented by the Class C Common Stock held by Equity-V assuming no conversion into Class A Common Stock.

[FN]6 This number is the number of shares of Class C Common Stock issued by McLeodUSA to Equity-V. Pursuant to the Certificate of Incorporation, the 113,750,014 shares of Class B Common Stock and Class C Common Stock issued by McLeodUSA to MBO-VI, MBO-VII and Equity-V are convertible into an aggregate of 113,750,014 shares of Class A Common Stock. However, the portion of the 113,750,014 shares of Class A Common Stock into which the shares of Class C Common Stock are convertible is calculated in accordance with a formula set forth in the Certificate of Incorporation, which formula is dependent on the fair market value of a share of Class A Common Stock at the time of conversion and the timing of the conversion.

    (a)  Amount Beneficially Owned:

         MBO-VIII directly owns (i) 27,760,412 shares of Class A Common Stock and (ii) Warrants (which are exercisable immediately) to purchase 8,309,659 shares of Class A Common Stock. FLC XXXIII is the general partner of MBO-VIII. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) and Gordon Holmes (a citizen of the Republic of Ireland with his principal place of business being at the address set forth in response to Item 2(b) of this statement), are the general partners of FLC XXXIII.

         The shares of Class A Common Stock owned by MBO-VIII represent approximately 21.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) Assuming exercise by MBO-VIII in full of the Warrants purchased by it, the number of shares of Class A Common Stock as to which MBO-VIII has:

          (i)  sole power to vote or to direct the vote - 36,070,071.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 36,070,071.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (v) Equity-VII:

     (a) Amount Beneficially Owned:

     Equity-VII directly owns (i) 46,267,352 shares of Class A Common Stock and (ii) Warrants (which are exercisable immediately) to purchase 13,849,432 shares of Class A Common Stock. FLC XXXII is the general partner of Equity-VII. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) and Gordon Holmes (a citizen of the Republic of Ireland with his principal place of business being at the address set forth in response to Item 2(b) of this statement), are the general partners of FLC XXXII.

     The shares of Class A Common Stock owned by Equity-VII represent approximately 34.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) Assuming exercise by Equity-VII in full of the Warrants purchased by it, the number of shares of Class A Common Stock as to which Equity-VII has:

          (i)  sole power to vote or to direct the vote - 60,116,784.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 60,116,784.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (vi) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns options to purchase shares of Class A Common Stock, of which 181,250 have vested and are presently exercisable for shares of Class A Common Stock at a price of $1.11 per share.

     The options directly owned by Mr. Forstmann are presently exercisable for less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) Assuming exercise of the vested options, the number of shares as to which Mr. Forstmann has:

          (i)  sole power to vote or to direct the vote - 181,250.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                181,250.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (vii) Thomas H. Lister:

     (a) Amount Beneficially Owned:

     Mr. Lister directly owns options to purchase shares of Class A Common Stock, of which 125,000 have vested and are presently exercisable for shares of Class A Common Stock at a price of $1.11 per share.

     The options directly owned by Mr. Lister are presently exercisable for less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 162,499,986 shares of Class A Common Stock outstanding as of April 16, 2002 as disclosed by McLeodUSA in its Disclosure Statement and confirmed by the Confirmation Order.

     (b) Assuming exercise of the vested options, the number of shares as to which Mr. Lister has:

          (i)  sole power to vote or to direct the vote - 125,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
                125,000.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (viii) Except as set forth above and in Items 3 and 4, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

     (ix) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons (other than Mr. Forstmann and Mr. Lister) is governed by the limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Item 6 is hereby amended to read as follows:

     The matters set forth above in Items 4 and 5 are incorporated in this
Item 6 by reference.

     Except as set forth herein or incorporated herein by reference, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any person identified on Schedule I, has any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of McLeodUSA.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated August 30, 1999, among McLeodUSA and the FL Partnerships.*

2. Registration Rights Agreement, dated as of September 15, 1999, among McLeodUSA and the FL Partnerships.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B
     Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5.   Joint Filing Agreement, dated September 22, 1999.*

6. Exchange Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

7. Termination Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

8. Registration Rights Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Lock-Up, Support and Voting Agreement, dated as of December 3, 2001, by and among McLeodUSA and the FL Partnerships.*

12. Preferred Stock Purchase Agreement, dated as of December 3, 2001, by and between McLeodUSA and the 2001 FL Partnerships.*

13. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series F Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

14. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15.  Form of Common Stock Purchase Warrant.*

16.  Joint Filing Agreement, dated December 6, 2001.*

17. Amended and Restated Lock-Up, Support and Voting Agreement, dated as of January 30, 2002, by and among McLeodUSA and the FL Partnerships.*

18. Amended and Restated Purchase Agreement, dated as of January 30, 2002, by and among McLeodUSA, the 2001 FL Partnerships and the FL
     Partnerships.*

19. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

20.  Form of Common Stock Purchase Warrant.*

21.  Second Amended and Restated Certificate of Incorporation of McLeodUSA.

22. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

23. Warrant Agreement, dated as of April 12, 2002, between McLeodUSA and Wells Fargo Bank Minnesota, N.A.

24. Amendment, dated as of April 16, 2002, by and among McLeodUSA, the 2001 FL Partnerships and the FL Partnerships.

25. Termination Agreement, dated as of April 16, 2002, by and between McLeodUSA and the FL Partnerships.

26. Registration Rights Agreement, dated as of April 16, 2002, between McLeodUSA and the 2001 FL Partnerships.

27.  Joint Filing Agreement, dated April 22, 2002.

--------
*  Previously filed.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 2002

                          FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                          AND EQUITY MANAGEMENT BUYOUT
                          PARTNERSHIP-VI, L.P.

                          By:  FLC XXIX Partnership, L.P.,
                               its general partner


                          By:  /s/ Winston W. Hutchins
                               ---------------------------------
                               Winston W. Hutchins,
                               a general partner


                          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                          EQUITY MANAGEMENT BUYOUT
                          PARTNERSHIP-VII, L.P.

                          By:  FLC XXXIII Partnership, L.P.,
                               its general partner



                          By:  /s/ Winston W. Hutchins
                               ---------------------------------
                               Winston W. Hutchins,
                               a general partner


                          FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

                          By:  FLC XXX Partnership, L.P.,
                               its general partner



                          By:  /s/ Winston W. Hutchins
                               ---------------------------------
                               Winston W. Hutchins,
                               a general partner


                          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                          EQUITY MANAGEMENT BUYOUT
                          PARTNERSHIP-VIII, L.P.

                          By:  FLC XXXIII Partnership, L.P.,
                               its general partner



                          By:  /s/ Winston W. Hutchins
                               ---------------------------------
                               Winston W. Hutchins,
                               a general partner


                          FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VII, L.P.

                          By:  FLC XXXII Partnership, L.P.,
                               its general partner



                          By:  /s/ Winston W. Hutchins
                               ---------------------------------
                               Winston W. Hutchins,
                               a general partner

                          /s/ Theodore J. Forstmann
                          -----------------------------
                           Theodore J. Forstmann

                          /s/ Thomas H. Lister
                          -----------------------------
                           Thomas H. Lister

                                                                Schedule I
                                                                ----------


                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI
                                   ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXIX
                                  --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States, except for Gordon Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                               Gordon Holmes


                       FLC XXXIII Partnership, L.P.:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                            General Partners of
                                 FLC XXXIII
                                 ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States, except for Gordon Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                               Gordon Holmes


                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V
                                  --------

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXX
                                  -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins

                       FLC XXXIII Partnership, L.P.:
                             General Partner of
                                  MBO-VIII
                                  --------

     FLC XXXIII, is the general partner of MBO-VIII. Its purpose is to act as general partner of MBO-VIII and other limited partnerships affiliated with MBO-VIII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VIII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States, except for Gordon Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                               Gordon Holmes


                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VII
                                 ----------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VII. Its purpose is to act as general partner of Equity-VII and other limited partnerships affiliated with Equity-VII. The address of the principal office of FLC XXXII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States, except for Gordon Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                               Gordon Holmes